Exhibit 99.1

Euronav and Frontline offer two very different visions of the future

Frontline flags ‘huge cash generation potential’ of fully financed deal expanding fleet into the world’s largest public tanker owner

09 Oct 2023 | NEWS

By Richard Meade

@Lloydslisted | richard.meade@lloydslistintelligence.com

Stick with us and support a diversified vision of the future, or sell your shares and go for a pure-play scaled tanker strategy, says CMB chief executive Alexander Saverys as Euronav and Frontline prepare for two very different futures

SAVERYS: COMPANY VALUE IS ABOUT MORE THAN JUST STOCK PRICE.

AN end to the “strategic and structural deadlock” inside Euronav has created a rare market test of two radically divergent visions of the future of shipping.

Two listed companies will effectively vie for shareholder buy-in once CMB takes full control of Euronav and John Fredriksen exits with a $2.35bn acquisition of tankers.

One will be the largest pure-play tanker company in the world determined to ride a generational market opportunity.

The other will be a diversified catalyst for shipping decarbonisation with a plan to build a ‘future-proofed’ fleet of ammonia- and hydrogen-fuelled ships.

“We understand that some people will not agree with us and will prefer a pure play strategy,” said CMB chief executive Alexander Saverys after the deal to buy out Fredriksen’s 26% stake in Euronav and sell him 24 tankers was formally announced on Monday.

“Well, they have the option to exit; they can sell their shares at the same price we offered to John [Fredriksen]. However, we also believe there is a shareholder base that sees much more long-term value in our strategy and want to remain in the company, and we are very happy to keep them on board. So every shareholder has a choice — stick with us or sell your shares.”

The deal brings to an end an 18-month stalemate between Frontline and the Saverys family after Fredriksen scrapped a $4.2bn merger plan that would have created the world’s largest publicly listed tanker company.

Under the terms of the agreement, which will require regulatory approval before it is completed:

•

CMB acquires Frontline’s 26.12% stake in Euronav for around $1.06bn ($18.43 per share), leaving the Saverys family with a controlling 53% share of the voting rights and triggering a mandatory offer for the rest of the stock in the first quarter of 2024.

•

Frontline acquires 24 VLCC tankers from Euronav for $2.35bn, boosting the Frontline fleet from 65 to 89 vessels, making Frontline the largest pure-play tanker owner in the public domain measured by deadweight.

•	Euronav’s pending arbitration action against Frontline and affiliates are terminated.

•	Euronav’s listing on Euronext Brussels and the New York Stock Exchange are maintained.

After 18 months of in-fighting and what both sides now admit was a “deadlock arising from their entrenched differences over strategy”, Fredriksen and the Saverys clan are finally free to set out their plans for what happens next.

For Fredriksen, the deal represents the critical mass he clearly craved.

Consolidation and scale was always the aim and presenting the deal to investors on Monday, Frontline chief Lars Barstad talked up the “huge cash generation potential” of this fully financed deal.

Frontline more than doubles its VLCC position by taking this route, upping its fleet 57% in dwt terms but adding 37% in terms of sailing days.

“This transaction will solidify Frontline’s position as the leading publicly listed tanker company, and significantly expand our exposure towards modern efficient VLCCs at an opportune time in the cycle,” Fredriksen explained in a statement announcing the deal.

By acquiring 24 modern, high-quality VLCCs, nine of which are scrubbed-fitted, he is both ensuring immediate cash flow generation into the winter season, but positioning Frontline as the largest player positioned to take advantage of a market with real upside left to come.

With the lowest VLCC orderbook since the 1980s, Chinese imports moving to an all-time high and Russian sanctions continuing to yield inefficient trading patterns, the bid to cement Frontline and the leading tanker powerhouse has all the hallmarks of a classic well-timed Fredriksen play.

But for Alexander Saverys, the longer-term play was the more important strategic priority, hence the stand-off between the two sides.

While Saverys has made clear from the start that he did not intend to exit the tanker business altogether, diversification via “a gradual decrease of the share of revenues coming from pure crude oil transportation by adding different shipping asset types to the Euronav portfolio” is now on the cards.

In practice, that means Euronav could now buy part or all of the “future-proof” fleet controlled by the Saverys privately-owned CMB and CMB.Tech operations. Future proofed, in this instance, means efficient low-carbon emitting ships with a healthy orderbook of ammonia and hydrogen ships to come.

CMB wants Euronav to be the benchmark shipowner when it comes to green ships and it well understands that is a long-term play.

The question is whether shareholders and a sceptical cadre of analysts will go along for the ride.

According to Saverys, the “old world” equities analysts who have been sold on the Frontline mantra of scale are not the ones who are going to buy into his vision of the future. He’s waiting for the energy transition analysts to start following, along with a new generation of investors.

“Of course I respect the fact shareholder value needs to be created,” he explained.

“I respect shareholders who want dividends. I respect shareholders that want a management team to create value and of course a big part of that is the share price, but there’s more to a business than just a stock price,” he explained.

Having spent the past year hamstrung by the internal battles in Euronav, this deal will finally allow his team to move quickly and focus on the next chapter for Euronav’s evolution.

“We have a lot of ideas, a lot of plans a lot of ambition — we are very happy that we can finally move on and focus on the real work” said Saverys.

“Things will accelerate form here — to paraphrase Churchill — this is just the beginning of the beginning.”

[END]